
10011393

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
APR 02 2010
WASH. D.C.
200
SECTION

FORM 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

0-28092
(Commission file number)

Medical Information Technology, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts
(State of incorporation)

04-2455639
(IRS Employer Identification Number)

MEDITECH Circle, Westwood, MA
(Address of principal executive offices)

02090
(Zip Code)

781-821-3000
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $1.00 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registration was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of large accelerated file, accelerated filer and smaller reporting company in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [ ] Non accelerated filer [X] Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

No public trading market exists for the registrant's common stock. There were 35,822,426 shares of common stock, $1.00 par value, outstanding at December 31, 2009.

Part I

Item 1 - Business

COMPANY OVERVIEW

Medical Information Technology, Inc. (MEDITECH) was founded in 1969 to develop, manufacture and market computer software products for the hospital industry. For 2009 on a consolidated basis combined product and service revenue was $393.0M, operating income was $119.9M and net income was $81.8M. Product bookings were $233.8M and the resultant year-end product backlog was $251.2M. By year-end MEDITECH had 2,929 staff members, and over 2,300 active hospital sites throughout the United States, Canada and the United Kingdom.

HOSPITAL SOFTWARE

Initially MEDITECH developed a software product to automate one of the main departments in a hospital, the clinical laboratory which performs various diagnostic tests on blood or urine specimens. Within a few years, this product became standardized, thereby requiring minimal adaptation to meet the individual needs of a typical customer. MEDITECH extended the concept and developed additional software products for the rest of a hospital's clinical departments. Eventually, it moved into the financial area by developing a hospital billing and accounts receivable product as well as various general accounting products.

Although the individual products could be operated in a stand alone fashion, a hospital achieved maximum effectiveness when they were used in an integrated mode, sharing access to the common clinical and financial records of the hospital. This concept ultimately led to MEDITECH developing the so-called hospital information system, a cohesive set of software products designed from the outset to work in conjunction with the overall operation of the hospital and to minimize the need for specialized interfaces. With the acquisition of Patient Care Technologies, Inc. (PtCT) in April 2007, MEDITECH included home health care software products.

COMPUTER HARDWARE

Sophisticated software, such as MEDITECH's, requires extensive computer and communication equipment to function. In spite of this, MEDITECH continues to be a pure software company, limiting itself to specifying the aggregate components needed as well as suggesting typical configurations from certain hardware vendors. The responsibility is left to the hospital to purchase the requisite hardware and secure a continuing source of maintenance service for it.

The hardware components traditionally consist of a small set of central medium-sized computers and a large set of display terminals and printers distributed throughout the hospital. All of these elements are interconnected by means of a standard high speed communication network. The computers execute the software and include large disk subsystems containing the permanent and common clinical and financial records of the hospital.

Hardware technology evolves rapidly, and the current trend has been to replace the display terminals with desktop and handheld computers, thereby forming a client server network. In this mode of operation, the central computers become the file servers while software is executed locally on the client computer which makes file requests to the servers.

LICENSED SOFTWARE

MEDITECH requires a hospital customer to sign a standard software license agreement prior to product delivery, implementation and subsequent service of the software. This agreement specifies a front end product fee and a front end implementation fee, both of which are payable over the implementation process, and a monthly service fee after the site goes live. In addition to precluding ownership and restricting transfer, the license mandates the customer hold MEDITECH harmless from any liability arising from incorrect operation of the software.

MEDITECH bases its product fee on a customer's net patient revenue across all of its sites, and sets its implementation fee on the total number of sites. As a result larger hospitals pay more than smaller hospitals. The monthly service fees are 1% of the product fees. A typical 150 bed acute care hospital which licenses most of our software might incur a $3,000,000 product fee, a $750,000 implementation fee and a $30,000 monthly service fee. An order is booked when a signed software license and a 10% deposit are received.

STAFF ORGANIZATION

MEDITECH is organized into functional units grouped around product development, sales and marketing, implementation, customer service, accounting and facility operations. MEDITECH staff work in six company owned facilities in the greater Boston area and one company owned facility in Atlanta.

From its inception, MEDITECH utilized communication technology which allowed much of its business activities to be performed by remote access. MEDITECH staff sitting at their desks may access client hospitals, both personnel and computers. As a result, there is no need for remote offices. Although most customer contact is through the phone or e-mail, certain of the sales and implementation staff travel to customer sites.

PRODUCT DEVELOPMENT

Most of the product development staff is working on the incremental evolution of the current product line, as well as the creation of new products each year. The rest of the staff is developing a set of replacement products utilizing a new software technology. Approximately every ten years, MEDITECH introduces the next generation of products based on the new software technology and gradually updates existing customers.

SALES AND MARKETING

Most of the direct sales staff, organized into regions, concentrate on new prospects. In addition, some of the sales staff monitor existing customers to expose them to MEDITECH's entire product line. Marketing activities and promotion are low key because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

During the sales process, prospects generally visit MEDITECH to talk to product specialists and to view product demonstrations. Thereafter they are encouraged to visit various MEDITECH customer sites to observe first hand the software in actual operation and to discuss issues of concern with hospital personnel.

IMPLEMENTATION

To ensure a successful implementation, the staff must properly train a core group of hospital personnel about the operation of the software and how to use it in their daily activity. To avoid interruptions from normal hospital activities, MEDITECH requires the hospital personnel to come to its offices in the Boston area for intensive training sessions.

As training proceeds, the implementation staff customizes certain dictionaries to fit the specific need of the hospital's environment, provides interfaces to non-MEDITECH systems and assists the hospital in converting data from legacy systems. In addition, MEDITECH delivers, installs and tests the licensed software on the customer's hardware. MEDITECH utilizes remote access communication technology to minimize the need to travel.

CUSTOMER SERVICE

Once a hospital goes live, the responsibility of maintaining the customer is transferred to the service staff. MEDITECH provides 24 hour a day service coverage to these customers in order to respond to problem calls. In addition, the staff updates customers with new releases of the software products as they become available. To ensure the continuing education of the hospital staff, MEDITECH runs seminars on the use of its products.

HCA-THE HEALTHCARE COMPANY

HCA-The Healthcare Company utilizes a MEDITECH clinical information system in over 250 hospitals and has been MEDITECH's largest customer for many years. HCA represented 7% of MEDITECH revenues in 2009.

COMPETITION

The market for health care information systems is subject to the technological imperative. Accordingly, MEDITECH has a completely integrated set of application products, implements them successfully, provides ongoing maintenance including updates and continues the developmental process. MEDITECH's competitors who make similar claims include GE, Siemens, McKesson, Cerner, Eclipsys, CPSI and Epic. MEDITECH does not offer the breadth of products and services which the competition offers to hospitals nor does MEDITECH offer the products and services which the competition offers to related medical enterprises. Instead MEDITECH focuses exclusively in the hospital information system software market and believes it competes favorably in this market.

ACCESS TO SEC FILINGS

MEDITECH's website address is "www.meditech.com" which provides access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments thereof just as soon as such reports are filed with the SEC. The links so provided allow access to copies of the reports stored on MEDITECH's website, but a link is also provided to allow access to all of MEDITECH's filings stored on the SEC's website as well.

One may use "http://www.sec.gov/cgi-bin/browse-edgar?CIK=1011452&action=getcompany" to access all of MEDITECH's filings stored on the SEC's website instead.

In addition MEDITECH will provide paper copies of these filings free of charge to its shareholders upon request.

Item 1A - Risk Factors

There are numerous risk factors which may affect future results of operations. The health care industry is highly regulated and is subject to changing economic and political influences. Federal and state legislatures could modify the health care system in respect to reimbursement and financing. Hospitals may respond to these pressures by delaying the purchase of new information systems. Previous volatility in the market place such as that due to Y2K concerns and September 11th could reappear and cause delays. The Health Insurance Portability and Accountability Act of 1996 directly impacts the industry by specifying standards to protect the security and confidentiality of patient information. It may be possible for patients to bring claims against software providers regarding injuries due to errors. Hospitals consolidating into an integrated health care delivery system may be able to negotiate price reductions. Finally, MEDITECH is dependent on a cohesive group of long time senior managers and staff with vast experience in the hospital industry and software technology.

Item 1B - Unresolved Staff Comments

None.

Item 2 - Properties

As of December 31, 2009 MEDITECH owned seven facilities containing over 1.2 million square feet of office space, all being well maintained Class A properties, six in the greater Boston area and one in Atlanta. MEDITECH occupies 70% of the space and the remaining 30% is leased to various tenants. MEDITECH has adequate space for its reasonable needs over the near future.

Item 3 - Legal Proceedings

None

Item 4 - Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5 - Market for Registrant's Common Equity and Related Shareholder Matters

No public trading market exists for MEDITECH's common stock, and accordingly no high and low bid information or quotations are available.

The sale, assignment, transfer, pledge or other disposition of any of MEDITECH's common stock is subject to right of first refusal restrictions set forth in MEDITECH's charter.

There are no shareholder agreements with MEDITECH covering the voting or repurchase of MEDITECH stock.

Neither MEDITECH nor the Medical Information Technology, Inc. Profit Sharing Trust purchased any shares of MEDITECH's common stock during 2009.

During the 1st quarter of 2009 Dan Valente purchased from MEDITECH 15,000 newly issued shares of MEDITECH common stock at $37.00 per share for a total of $555,000.

During 2009 A. Neil Pappalardo purchased 55,398 shares of MEDITECH's common stock at $37.00 per share for a total of $2,049,726 in individual private transactions. The number of shares purchased in each of the 4 quarters of 2009 were 35,385, 11,038, 5,775 and 3,200 respectively.

At December 31, 2009, there were 1,621 shareholders of record of MEDITECH's common stock and 35,822,426 shares outstanding.

MEDITECH has paid quarterly cash dividends continuously since 1980. Dividends paid per share during the last five years are set forth within the table in Item 6.

Item 6 - Selected Financial Data

MEDITECH's financial statements are presented on a consolidated basis in this 10-K. The results include the effect of the 2nd quarter 2007 acquisition of PtCT.

Selected financial data for the past 5 years ended December 31 are as follows:

	2005	2006	2007	2008	2009
Full Year Operations:					
Total revenue	$304,568,166	$344,589,232	$376,233,882	$397,929,595	$393,025,014
Operating income	111,420,017	124,794,398	126,461,550	130,063,109	119,889,942
Net income	77,675,858	87,211,362	88,542,508	35,668,739	81,833,331
Average shares	34,737,446	35,069,992	35,388,510	35,670,246	35,709,926
Net income/share	$2.24	$2.49	$2.50	$1.00	$2.29
Year End Position:					
Total assets	$449,570,899	$491,208,968	$493,736,795	$430,584,445	$466,679,816
Total liabilities	65,558,627	77,898,665	80,272,220	77,216,272	86,279,501
Shareholder equity	384,012,272	413,310,303	413,464,575	353,368,173	380,400,315
Shares outstanding	34,830,437	35,168,133	35,481,271	35,687,426	35,822,426
Shareholder equity/share	$11.03	$11.75	$11.65	$9.90	$10.62
Other Financial Data:					
Working capital	$204,626,809	$231,033,476	$201,126,941	$150,562,285	$204,084,814
Operating cash flow	93,283,102	94,626,916	108,982,620	89,326,267	104,412,485
Depreciation expense	7,654,226	8,128,038	8,795,511	9,660,920	9,916,865
Cash dividends/share	$2.00	$2.16	$2.40	$2.52	$2.52

Item 7 - Management's Discussion and Analysis of Operating Results and Financial Condition

Comparison of Fiscal Years ended December 31, 2008 and 2009:

Total revenue from both existing and new customers decreased $4.9 million or 1.2% from $397.9 million in 2008 to $393.0 million in 2009. It was composed of $19.8 million in reduced product revenue and $14.9 million in additional service revenue.

Operating expenses increased $5.3 million or 2.0% from $267.9 million in 2008 to $273.1 million in 2009 due primarily to higher staff related costs. The resultant operating income decreased $10.2 million or 7.8% from $130.1 million in 2008 to $119.9 million in 2009.

Other income increased $51.3 million due primarily to the prior period's investment impairment. Other expense decreased $1.3 million due primarily to reduced professional fees. The resultant pretax income increased $42.4 million

MEDITECH's effective tax rate decreased substantially from 57.8% in 2008 to 35.5% in 2009 due primarily to the prior period's investment impairment without any tax benefit. The resultant net income increased $46.2 million from $35.7 million in 2008 to $81.8 million in 2009.

Comparison of Fiscal Years ended December 31, 2007 and 2008:

Total revenue from both existing and new customers increased 5.8% from $376.2 million in 2007 to $397.9 million in 2008. It was composed of a $149 thousand increase in product revenue and a $21.5 million increase in service revenue.

Operating expenses increased 7.2% from $249.8 million in 2007 to $267.9 million in 2008 due primarily to higher staff related costs. The resultant operating income increased 2.8% from $126.5 million in 2007 to $130.1 million in 2008.

Other income decreased substantially from $21.0 million in 2007 to a $37.2 million loss in 2008 due primarily to investment impairments. Other expense increased from $7.7 million in 2007 to $8.4 million in 2008 due primarily to higher litigation related costs. The resultant pretax income decreased 39.6% from $139.7 million in 2007 to $84.5 million in 2008.

MEDITECH's effective tax rate increased substantially from 36.6% in 2007 to 57.8% in 2008 due primarily to a limited tax benefit from investment impairments. The resultant net income decreased 59.7% from $88.5 million in 2007 to $35.7 million in 2008.

Financial Condition:

At December 31, 2009 MEDITECH's cash, cash equivalents and marketable securities totaled $227.4 million. Marketable securities consisted of preferred and common equities plus bank and government notes. During 2009 cash flow from operations was $104.4 million, cash flow from investing was $11.3 million and cash flow used in financing was $89.4 million. The payment of $90.0 million in dividends to shareholders was the primary use of cash generated by operating activities during this period.

MEDITECH has no long-term debt. Shareholder equity at December 31, 2009 was $380.4 million. During 2009 management expended $3.4 million for updated facilities as well as continued additions of computer systems for product development, sales and marketing, implementation, service and administrative staff. Management believes existing cash, cash equivalents and marketable securities together with funds generated from operations will be sufficient to meet operating and capital expense requirements for the foreseeable future.

Critical Accounting Policies:

All of our significant accounting policies are described in the notes to the consolidated financial statements included in Item 8 of this report. We believe four of these constitute our most critical policies requiring estimates and judgments by management which are significant in terms of materiality. Reference Note 1(a) for revenue recognition, Note 2 for marketable securities, Note 3 for doubtful account reserve and Note 8 for income taxes.

Item 7A - Quantitative and Qualitative Disclosures About Market Risk

Market risk associated with equity securities is disclosed in Note 2 to the Consolidated Financial Statements.

Item 8 - Financial Statements and Supplementary Data

Consolidated Financial Statements of Medical Information Technology, Inc.
As of December 31, 2007, 2008 and 2009
Together with Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Medical Information Technology, Inc.:

We have audited the accompanying consolidated balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) and subsidiary as of December 31, 2007, 2008 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Medical Information Technology, Inc. and subsidiary as of December 31, 2007, 2008 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December, 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Boston, Massachusetts
January 29, 2010

Consolidated Balance Sheets as of December 31, 2007, 2008 and 2009

	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009
Cash and equivalents (Note 1)	$22,567,940	$12,964,756	$39,233,486
Marketable securities (Note 2)	210,137,628	152,402,588	188,182,594
Accounts receivable, less reserve (Note 3)	37,445,841	47,569,950	49,821,769
Deferred taxes (Note 8)	11,247,752	14,841,263	13,126,466
Current assets	281,399,161	227,778,557	290,364,315
Computer equipment	9,361,351	9,513,945	10,042,859
Furniture and fixtures	38,752,354	42,068,652	42,985,481
Buildings	175,130,131	179,396,034	179,396,034
Land	33,159,107	33,407,959	33,407,959
Accumulated depreciation	(87,690,598)	(94,083,882)	(102,027,244)
Fixed assets (Note 1)	168,712,345	170,302,708	163,805,089
Marketable securities (Note 2)	30,000,000	20,000,000	0
Other assets (Note 4)	13,625,289	12,503,180	12,510,412
Total assets	$493,736,795	$430,584,445	$466,679,816
Accounts payable	$395,117	$625,326	$155,731
Taxes payable	5,377,659	3,165,313	5,938,515
Accrued expenses (Note 5)	34,475,953	33,967,110	34,794,459
Customer deposits	25,604,508	24,239,540	30,971,813
Tax reserves (Note 8)	14,418,983	15,218,983	14,418,983
Total liabilities	80,272,220	77,216,272	86,279,501
Common stock, $1.00 par value, authorized 40,000,000 shares, issued and outstanding 35,481,271 shares in 2007, 35,687,426 shares in 2008 and 35,822,426 shares in 2009	35,481,271	35,687,426	35,822,426
Additional paid-in capital	54,869,077	62,290,657	67,150,657
Retained income	321,703,233	267,569,536	259,442,204
Unrealized security gains (losses), net of tax	1,410,994	(12,179,446)	17,985,028
Shareholder equity	413,464,575	353,368,173	380,400,315
Total liabilities and shareholder equity	$493,736,795	$430,584,445	$466,679,816

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the Years Ended December 31, 2007, 2008 and 2009

	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009
Product revenue	$195,539,439	$195,688,275	$175,890,430
Service revenue	180,694,443	202,241,320	217,134,584
Total revenue (Note 1)	376,233,882	397,929,595	393,025,014
Operations, development	168,439,266	181,856,359	186,839,275
Selling, G & A (Note 6)	81,333,066	86,010,127	86,295,797
Operating expenses	249,772,332	267,866,486	273,135,072
Operating income	126,461,550	130,063,109	119,889,942
Other income (Note 7)	20,962,020	(37,219,151)	14,123,126
Other expense (Note 7)	7,687,500	8,387,120	7,116,343
Pretax income	139,736,070	84,456,838	126,896,725
State income tax	11,399,110	10,677,916	9,983,601
Federal income tax	39,794,452	38,110,183	35,079,793
Income tax (Note 8)	51,193,562	48,788,099	45,063,394
Net income	$88,542,508	$35,668,739	$81,833,331

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholder Equity for the Years Ended December 31, 2007, 2008 and2009

	Common # of shares	Stock Paid-in capital	Retained income	Shareholder equity
Balance, December 31, 2006	35,168,133	$79,230,518	$317,983,893	$413,310,303
Issuance of common stock pursuant to the 2004 Stock Purchase Plan	233,138	8,159,830		8,159,830
Issuance of common stock to the Profit Sharing Plan	80,000	2,960,000		2,960,000
Net income			88,542,508	88,542,508
Unrealized security losses, net of tax				(14,684,898)
Dividends paid			(84,823,168)	(84,823,168)
Balance, December 31, 2007	35,481,271	$90,350,348	$321,703,233	$413,464,575
Issuance of common stock pursuant to the 2004 Stock Purchase Plan	206,155	7,627,735		7,627,735
Net income			35,668,739	35,668,739
Unrealized security losses, net of tax				(13,590,440)
Dividends paid			(89,802,436)	(89,802,436)
Balance, December 31, 2008	35,687,426	$97,978,083	$267,569,536	$353,368,173
Issuance of common stock sold to a Director	15,000	555,000		555,000
Issuance of common stock to the Profit Sharing Plan	120,000	4,440,000		4,440,000
Net income			81,833,331	81,833,331
Unrealized security gains				30,164,474
Dividends paid			(89,960,663)	(89,960,663)
Balance, December 31, 2009	35,822,426	$102,973,083	$259,442,204	$380,400,315

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2008 and 2009

	Dec 31, 2007	Dec 31, 2008	Dec 31, 2009
Net income	$88,542,508	$35,668,739	$81,833,331
Depreciation expense	8,795,511	9,660,920	9,916,865
Stock contributions to qualified profit sharing plan	2,960,000	0	4,440,000
Write-downs of marketable securities	9,500,000	65,016,345	1,725,000
Reversal of prior write-downs	(2,516,721)	(13,790,380)	(72,680)
(Gain) loss on sales of marketable securities	(5,656,843)	6,650,590	(3,277)
Deferred taxes on unrealized securities loss (gain)	9,789,935	2,893,620	(1,952,961)
Change in accounts receivable	7,036,267	(10,124,109)	(2,251,819)
Change in accounts payable	25,633	230,209	(469,595)
Change in taxes payable	3,150,307	(2,212,346)	2,773,202
Change in accrued expenses	3,162,324	(508,842)	827,348
Change in customer deposits	(2,017,092)	(1,364,968)	6,732,273
Change in deferred taxes and tax reserves	(13,789,159)	(2,793,511)	914,798
Net cash from operating activities	108,982,620	89,326,267	104,412,485
Purchases of marketable securities	(94,883,413)	(60,262,610)	(44,045,513)
Sales of marketable securities	106,352,092	53,637,034	58,733,899
Purchases of fixed assets	(31,336,410)	(11,251,283)	(3,419,246)
Change in other assets	(3,544,344)	1,122,109	(7,232)
Net cash (used in) from investing activities	(23,412,075)	(16,754,750)	11,261,908
Sales of common stock	8,159,830	7,627,735	555,000
Dividends paid	(84,823,168)	(89,802,436)	(89,960,663)
Net cash used in financing activities	(76,663,338)	(82,174,701)	(89,405,663)
Net change in cash and equivalents	8,907,207	(9,603,184)	26,268,730
Cash and equivalents at beginning of year	13,660,733	22,567,940	12,964,756
Cash and equivalents at end of year	$22,567,940	$12,964,756	$39,233,486
Supplemental Disclosure:			
Cash paid for income taxes	$53,633,563	$53,396,731	$41,842,931
Cash paid for interest	$0	$0	$0

The accompanying notes are an integral part of these consolidated financial statements.

(1) Operations and Accounting Policies

MEDITECH is engaged in the development, manufacture and licensing of computer software products for the hospital industry. The principal market for its products consists of health care providers located primarily in the United States and Canada.

The accompanying consolidated financial statements reflect the application of certain accounting policies discussed below. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include MEDITECH's wholly owned subsidiary, Patient Care Technologies, Inc., in accordance with Accounting Standards Codification (ASC) 810, Consolidation of Financial Statements.

(a) Revenue Recognition

MEDITECH follows the provisions of ASC 985-605-25, Software Revenue Recognition, and ASC 605-35-25, Construction-Type and Production-Type Contracts. MEDITECH enters into perpetual software license contracts which provide for a customer deposit upon contract execution, milestone billings during the implementation phase and fixed monthly support fees thereafter.

MEDITECH classifies software fees and related implementation fees together as product revenue in the statement of income and recognizes these fees as revenue upon completion of each contract milestone. MEDITECH classifies post-implementation support fees as service revenue in the statement of income and recognizes these fees as revenue when the related services are rendered.

MEDITECH follows the provisions of ASC 605-45-15, Reimbursements Received for Out-of-Pocket Expenses. Such expenses are characterized as product revenue with offsetting operating expenses included in the consolidated income statement.

(b) Software Development Costs

MEDITECH follows the provisions of ASC 985-20, Accounting for the Costs of Computer Software to Be Sold, Leased or Marketed. ASC 985-20 establishes standards for capitalizing software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected, if such costs become material. To date, development costs incurred by MEDITECH after technological feasibility has been established have been immaterial and as such have been charged to operations as incurred.

(c) Cash and Equivalents

MEDITECH considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

(d) Fixed Assets

MEDITECH carries all fixed assets on a cost basis and provides for depreciation in amounts estimated to allocate the costs thereof under the following depreciation methods and estimated useful lives:

Description	Method	Useful Life
Computer equipment	MACRS	3-5 years
Furniture and fixtures	MACRS	7 years
Furniture and fixtures	SL	10 years
Buildings	SL	31.5-40 years

Maintenance costs are expensed as incurred. Improvements are capitalized and depreciated over the asset's useful life.

During the 2nd quarter 2008 MEDITECH began staff member occupancy of a new facility. MEDITECH spent $6,000,404 for the land, $2,581,312 in architectural and engineering fees, and $33,190,036 in construction costs for this facility.

(e) Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying value of MEDITECH's cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term nature of these financial instruments. MEDITECH's marketable securities are carried at fair value and its US government debt securities are carried at cost (see Note 2).

Financial instruments that potentially subject MEDITECH to concentrations of credit risk are principally cash, cash equivalents, marketable securities and accounts receivable. MEDITECH places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom MEDITECH makes substantial sales. To reduce risk, MEDITECH routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. MEDITECH maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers. As of December 31, 2007, 2008 and 2009 no individual customer accounted for greater than 10% of the outstanding accounts receivable.

(f) Net Income per Common Share

MEDITECH follows the provisions of ASC 260-10, Earnings per Share. ASC 260-10 requires reporting both basic and diluted earnings per share. MEDITECH has no common share equivalents such as preferred stock, warrants or stock options which would dilute earnings per share. Thus, earnings per share computed by dividing net income by the weighted average number of common shares outstanding for the past 3 years ended December 31 is as follows:

	2007	2008	2009
Net income	$88,542,508	$35,668,739	$81,833,331
Average number of shares	35,388,510	35,670,246	35,709,926
Earnings per share	$2.50	$1.00	$2.29

The average number of shares outstanding during the periods reflects the issuance of common stock pursuant to the 2004 Stock Purchase Plan, the issuance of common stock to the Profit Sharing Plan and the issuance of shares sold to a Director.

(g) Comprehensive Income

MEDITECH follows the provisions of ASC 220-10, Comprehensive Income. ASC 220-10 establishes standards for reporting and display of comprehensive income and its components in financial statements. Comprehensive income is the total of net income and all other non-owner changes in equity including items such as net unrealized gains or losses on marketable securities classified as available for sale, foreign currency translation adjustments and minimum pension liability adjustments. MEDITECH's comprehensive income including net unrealized gains or losses on marketable securities for the past 3 years ended December 31 is as follows:

	2007	2008	2009
Net income	$88,542,508	$35,668,739	$81,833,331
Net unrealized (losses) gains	(14,684,898)	(13,590,440)	30,164,474
Comprehensive income	$73,857,610	$22,078,299	$111,997,805

(h) Segment, Geographic and Enterprise-Wide Reporting

MEDITECH follows the provisions of ASC 280-10, Segment Reporting. Based on the criteria set forth in ASC 280-10, MEDITECH currently operates in one operating segment, medical software and services. MEDITECH derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of MEDITECH's assets are located within the United States. MEDITECH's operating revenue percentage based on location of customer for the past 3 years ended December 31 is as follows:

	2007	2008	2009
United States	87%	90%	86%
Canada	11%	8%	11%
Other	2%	2%	3%

One customer accounted for approximately 9%, 6% and 7% of total revenue for the past 3 years ended December 31.

(i) Common Stock Dividend Policy

MEDITECH's Board of Directors has full discretion regarding the timing and amounts of dividends paid on common stock. The annual dividend paid quarterly on shares then outstanding for the past 3 years ended December 31 was $2.40, $2.52 and $2.52 per share.

(j) Recent Accounting Pronouncements

Effective January 1, 2008 MEDITECH adopted the provisions of ASC 820-10, Fair Value Measurements and Disclosures. ASC 820-10 provides for expanded disclosure and guidelines to determine fair market value of assets and liabilities. ASC 820-10 applies whenever other standards require or permit assets and liabilities to be measured at fair value, but does not expand the use of fair value in any new circumstances. MEDITECH's marketable securities represent assets measured at fair value on a recurring basis, and are considered Level 1 assets as defined by ASC 820-10.

Effective June 30, 2009 MEDITECH adopted the provisions of ASC 855, Subsequent Events. ASC 855 requires disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Management has evaluated subsequent events for potential disclosure in or adjustment to the consolidated financial statements through January 29, 2010, the date of filing of the Form 10-K. Based on such evaluation, no events have occurred that in the opinion of management warrant disclosure in or adjustment to the consolidation financial statements.

(2) MARKETABLE SECURITIES

MEDITECH follows the provisions of ASC 320-10, Investments - Debt and Equity Securities. ASC 320-10 requires companies to classify their investments as trading, available-for-sale or held-to-maturity. MEDITECH's marketable securities consist of common and preferred equities which have been classified as available-for-sale. These are recorded in the financial statements at fair value and any unrealized gains or losses, net of tax, are reported as a component of shareholder equity. The fair value of marketable securities was determined based on quoted prices in active markets. In addition MEDITECH holds bank and government notes which have been classified as held-to-maturity. These are recorded in the financial statements at their cost which approximates their fair value.

ASC 320-10 requires that for each individual security classified as available-for-sale, a company shall determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged as such, the cost basis of the individual security shall be reduced to fair value and the amount of the write-down shall be reflected in earnings. During 2009 MEDITECH determined the decline in fair value of 6 equity issues to be other-than-temporary and reduced their cost basis by $1,725,000 to bring it in line with fair value.

Beginning in the fourth quarter of 2008, MEDITECH began to evaluate its preferred securities for other-than-temporary impairment using an impairment model consistent with a debt security. This change in practice is in accordance with new accounting guidance related to these instruments, issued in a letter from the SEC to the Financial Accounting Standards Board, dated October 14, 2008. Unlike equity securities, which use a "near term" period of recoverability when assessing impairment (usually six months), the assessment period for impairment of debt securities is dependent on the investor's ability and intent to hold the security until recovery, as well as an evaluation of the credit worthiness of the issuer.

Effective April 1, 2009 MEDITECH adopted the provisions of ASC 320-10-35, which changes existing accounting requirements under ASC 320-10 for measuring such impairment of debt securities, adds new disclosures, and extends disclosure requirements to interim reporting periods.

At December 31, 2009 MEDITECH's marketable securities had an adjusted cost basis of $170,197,566 and a fair value of $188,182,594. The difference included gross unrealized gains of $19,052,090 and gross unrealized losses of $1,067,062 which have been accounted for within comprehensive income. All securities in loss status are preferred securities issued by large financial institutions. None have a loss greater than 3%.

MEDITECH has evaluated the unrealized losses as of December 31, 2009 in accordance with this new guidance, and has concluded that the unrealized losses are temporary in nature. The factors that MEDITECH considered included the severity and duration of the loss, MEDITECH's intent and ability to hold these securities for an extended period of time until recovery, and that all of the issuers are current on dividend payments and maintain investment grade ratings. MEDITECH also considered the effect of fluctuating interest rates, current economic and industry conditions, and the issuers' current financial position in order to reach its conclusion that these impairments were temporary at December 31, 2009. MEDITECH continues to evaluate whether the situation warrants further write-downs.

The cost basis net of write-downs, unrealized gains, unrealized losses and fair market value of MEDITECH's holdings for the past 3 years ended December 31 are as follows:

	2007	2008	2009
Net cost of equities	$182,785,974	$128,534,995	$170,197,566
Unrealized gains	16,640,146	709,603	19,052,090
Unrealized losses	(14,288,492)	(14,842,010)	(1,067,062)
Cost of notes	55,000,000	58,000,000	
Fair market value	$240,137,628	$172,402,588	$188,182,594

(3) RESERVE FOR DOUBTFUL ACCOUNTS

The components of the reserve for doubtful accounts for the past 3 years ended December 31 are as follows:

	2007	2008	2009
Reserve at beginning of year	$800,000	$1,000,000	$1,210,000
Amounts charged to expense	200,000	210,000	
Amounts written off			(140,000)
Reserve at end of year	$1,000,000	$1,210,000	$1,070,000

(4) OTHER ASSETS

MEDITECH follows the provisions of ASC 323-10, Investments - Equity Method and Joint Ventures, and as such, accounts for the equity investments in LSS Data Systems Inc. and MEDITECH South Africa in accordance with the cost method. Both companies license MEDITECH's software technology and re-license it to their respective customers. Each serves a market niche which is part of the overall medical market but is outside of the hospital market which MEDITECH serves. Included in these investments are the $1,900,000 balance on a mortgage note from LSS Data Systems Inc. and the $1,101,200 balance on a mortgage note from MEDITECH South Africa, both of which are fully collateralized by land and buildings owned and occupied as corporate headquarters by the borrowers. MEDITECH believes the fair value of these investments which are included in other assets approximates its carrying value of $7,028,761 at December 31, 2009.

Patient Care Technologies, Inc. (PtCT) is engaged in the development, manufacture and licensing of computer software products and their support for the home health care market. During the 2nd quarter 2007 MEDITECH acquired PtCT which then became a wholly-owned subsidiary of MEDITECH. The financial statements for 2007 and thereafter are presented on a consolidated basis. MEDITECH accounted for this acquisition under the purchase method of accounting in accordance with ASC 805-10, Business Combinations. The values of assets acquired and liabilities assumed, including the identified intangibles, such as developed technology and backlog, and unidentified intangibles are based upon management's estimates of fair value as of the date of acquisition. An acquired deferred tax asset was also recognized to reflect the carryforward of net operating losses expected to be realized.

The identified intangibles were valued at $5,977,801, are being amortized over their 7 year useful lives and are included in other assets. A deferred tax liability was recognized to reflect the tax effect of these identified intangibles as such amounts are not deductible for tax purposes. The unidentified intangibles were valued at $1,211,786, are not amortizable and are also included in other assets. In accordance with ASC 805-10, this amount is measured at fair value on an annual basis for impairment testing, but reported at cost in our financial statements. MEDITECH conducted its annual income based fair value measurement test as of December 31, 2009 and has concluded these assets to be recoverable.

(5) ACCRUED EXPENSES

The components of accrued expenses for the past 3 years ended December 31 are as follows:

	2007	2008	2009
Accrued bonuses	$27,300,000	$28,300,000	$28,200,000
Accrued vacation	3,178,689	3,514,564	3,775,000
Accrued construction	2,030,000		
Other accrued	1,967,264	2,152,546	2,819,459
Accrued expenses	$34,475,953	$33,967,110	$34,794,459

(6) QUALIFIED PROFIT SHARING PLAN

MEDITECH has no obligation for post-employment or post-retirement benefits. MEDITECH maintains a qualified profit sharing plan which provides deferred compensation to substantially all of its staff members. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of cash and shares of MEDITECH stock. The components of year-end contributions for the past 3 years ended December 31 are as follows:

	2007	2008	2009
Cash	$3,640,000	$7,000,000	$2,160,000
80,000 shares at $37 per share	2,960,000		
120,000 shares at $37 per share			4,440,000
	$6,600,000	$7,000,000	$6,600,000

(7) OTHER INCOME AND EXPENSE

Other income consists of rents, dividends, interest, marketable security activity and the amortization of PtCT's identified intangibles. The components of other income for the past 3 years ended December 31 are as follows:

	2007	2008	2009
Rents	$6,598,350	$8,312,652	$7,032,380
Dividends	11,668,892	10,443,755	8,952,947
Interest	4,021,164	2,754,966	647,363
Investment losses	(1,326,386)	(57,876,556)	(1,655,596)
Amortization		(853,968)	(853,968)
Other income	$20,962,020	($37,219,151)	$14,123,126

Other expense consists of rental costs, charitable contributions and certain professional fees. The components of other expense for the past 3 years ended December 31 are as follows:

	2007	2008	2009
Rental costs	$6,304,666	$6,732,120	$6,419,382
Charitable contributions	715,000	705,000	715,000
Professional fees	667,834	950,000	(18,039)
Other expense	$7,687,500	$8,387,120	$7,116,343

(8) INCOME TAXES, DEFERRED TAXES, AND TAX RESERVES

MEDITECH follows the provisions of ASC 740-10, Accounting for Income Taxes. The current and deferred components of the State and Federal income taxes for the past 3 years ended December 31 are as follows:

	2007	2008	2009
State current	$12,701,898	$10,852,888	$10,092,590
State deferred	(1,302,788)	(174,972)	(108,989)
State income tax	$11,399,110	$10,677,916	$9,983,601
Federal current	$43,702,820	$38,635,102	$36,024,942
Federal deferred	(3,908,368)	(524,919)	(945,149)
Federal income tax	$39,794,452	$38,110,183	$35,079,793

The effective income tax rate for the past 3 years ended December 31 is as follows:

	2007	2008	2009
Statutory U.S. income tax rate	35.0%	35.0%	35.0%
Increase in taxes resulting from state income taxes, net of federal income tax benefit	5.3%	8.2%	5.1%
Dividend income exclusion	(2.0%)	(2.9%)	(1.7%)
Valuation allowance		20.7%	
Other	(1.7%)	(3.2%)	(2.9%)
Effective tax rate	36.6%	57.8%	35.5%

Deferred taxes relate to the earlier recognition of certain revenue and the later recognition of certain expenses for tax purposes. Cumulative unrealized investment write-downs which have been reflected in earnings are also a non-deductible expense for tax purposes. Because such capital losses can only be offset by future capital gains, a valuation allowance was established to reduce the deferred tax to the net amount expected to be realized. The components of deferred taxes for the past 3 years ended December 31 are as follows:

	2007	2008	2009
Prepaid tax on deposits over 1 year	$4,342,001	$3,489,868	$3,555,279
Prepaid tax on accrued expenses	1,580,000	1,710,000	1,840,000
Deferred tax on unrealized losses	4,762,422	31,846,437	19,660,000
Valuation allowance		(23,700,00)	(13,533,838)
Other deferred tax	563,329	1,494,958	1,605,025
Deferred taxes	$11,247,752	$14,841,263	$13,126,466

Tax reserves relate to the uncertainty of research tax credit, domestic production activities deduction and state nexus. The years 2006 through 2009 are subject to examination by the IRS, and various years are subject to examination by state tax authorities. The components of tax reserves for the past 3 years ended December 31 are as follows:

	2007	2008	2009
Potential tax assessment	$6,410,803	$5,378,971	$4,364,877
Interest and penalties	8,008,180	9,840,012	10,054,106
Tax reserves	$14,418,983	$15,218,983	$14,418,983

(9) SUPPLEMENTARY DATA

Unaudited operating results by quarter for the three years ended December 31, 2009 are as follows:

	1st Q	2nd Q	3rd Q	4th Q	2007
Total revenue	$91,683,091	$95,133,885	$92,712,818	$96,704,088	$376,233,882
Operating income	33,166,303	32,005,612	29,208,810	32,080,825	126,461,550
Net income	22,986,988	23,596,234	20,963,324	20,995,965	88,542,508
Net income per share	$0.65	$0.67	$0.59	$0.59	$2.50

	1st Q	2nd Q	3rd Q	4th Q	2008
Total revenue	$96,757,127	$97,209,002	$100,589,254	$103,374,212	$397,929,595
Operating income	31,095,144	30,585,628	33,235,825	35,146,512	130,063,109
Net income	21,474,242	16,323,695	(27,064,517)	24,935,320	35,668,739
Net income per share	$0.60	$0.46	($0.76)	$0.70	$1.00

	1st Q	2nd Q	3rd Q	4th Q	2009
Total revenue	$93,662,473	$96,509,574	$96,392,669	$106,460,300	$393,025,014
Operating income	27,358,635	29,644,781	29,539,784	33,346,744	119,889,942
Net income	17,176,860	20,412,934	20,486,154	23,757,388	81,833,331
Net income per share	$0.48	$0.57	$0.57	$0.67	$2.29

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A - Controls and Procedures

An evaluation was conducted under the supervision and with the participation of MEDITECH's management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of MEDITECH's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)14(c) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded MEDITECH's disclosure controls and procedures are effective at December 31, 2009 to ensure information requiring disclosure by MEDITECH in reports which it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

MEDITECH's management is responsible for establishing, designing and maintaining internal controls over financial reporting that provide reasonable assurance to our Board of Directors and shareholders that the financial statements prepared are fairly presented. We have set assessment criteria in accordance with the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control's Integrated Framework. For the year ended December 31, 2009 we have made no changes in internal controls and our internal control over financial reporting is effective at a reasonable assurance level based on said criteria.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Item 9B - Other Information

During its regular January 2010 meeting the Board of Directors approved the issuance of up to 250,000 shares of common stock to be sold to staff members at $37.00 per share pursuant to the MEDITECH 2004 Stock Purchase Plan.

MEDITECH executed an Agreement and Plan of Merger which provides for the merger of Patient Care Technologies with and into MEDITECH effective December 31, 2009. Therefore, PtCT is now no longer a wholly owned subsidiary.

PART III

Item 10 - Directors, Executive Officers and Corporate Governance

All Directors are elected each year at the Annual Meeting of Shareholders. All Officers are elected at the first meeting of the Board following the Annual Meeting of Shareholders and hold office for one year. The positions held by each Director and Officer of MEDITECH on December 31, 2009, are shown below. There are no family relationships among the following persons.

Director or Officer	Age	Position with MEDITECH
A. Neil Pappalardo	67	Chairman, Chief Executive Officer and Director
Lawrence A. Polimeno	68	Vice Chairman, Prior President and Director
Roland L. Driscoll	80	Director
Edward B. Roberts	74	Director
Morton E. Ruderman	73	Director
L. P. Dan Valente	79	Director
Howard Messing	57	President and Chief Operating Officer
Barbara A. Manzolillo	57	Treasurer, Chief Financial Officer and Clerk
Stuart N. Lefthes	56	Vice President of Sales
Christopher Anschuetz	57	Vice President of Technology
Robert G. Gale	63	Senior Vice President of Product Development
Joanne Wood	56	Vice President of Client Service
Steven B. Koretz	57	Vice President of Implementation
Hoda Sayed-Friel	51	Vice President of Marketing
Michelle O'Connor	43	Vice President of Product Development

The following is a description of the business experience during the past five years of each Director and Officer.

A. Neil Pappalardo, founder of MEDITECH, is the Chairman and Chief Executive Officer, and has been a Director since 1969. He is also a Director of Palomar Medical Technologies, Inc.

Lawrence A. Polimeno has been the Vice Chairman since 2002, was President and Chief Operating Officer prior to that, has been a Director since 1985, and has been with MEDITECH since 1969.

Roland L. Driscoll, retired Chief Financial Officer of MEDITECH, has been a Director since 1985.

Edward B. Roberts, co-founder of MEDITECH, is the David Sarnoff Professor of Management of Technology at the Sloan School of Management at the Massachusetts Institute of Technology, and has been a Director since 1969. He is also a Director of Sohu.com Inc.

Morton E. Ruderman, co-founder of MEDITECH, is Chief Executive Officer of CRES Development, a real estate developer, and has been a Director since 1969.

L. P. Dan Valente is Chairman of Palomar Medical Technologies, Inc., and has been a Director since 1972. He is also a Director of MKS Instruments.

Howard Messing has been the President and Chief Operating Officer since 2002, was the Executive Vice President prior to that, and has been with MEDITECH since 1974.

Barbara A. Manzolillo has been the Treasurer, Chief Financial Officer and Clerk since 1996, was the Treasurer prior to that, and has been with MEDITECH since 1975.

Stuart N. Lefthes has been the Vice President of Sales since 1997, was a Senior Manager prior to that, and has been with MEDITECH since 1983.

Christopher Anschuetz has been the Vice President of Technology since 1995, was a Senior Manager prior to that, and has been with MEDITECH since 1975.

Robert G. Gale has been the Senior Vice President of Product Development since 2007, was a Vice President of Product Development prior to that, and has been with MEDITECH since 1976.

Joanne Wood has been the Vice President of Client Service since 1995, was a Senior Manager prior to that, and has been with MEDITECH since 1983.

Steven B. Koretz has been the Vice President of Implementation since 1997, was a Senior Manager prior to that, and has been with MEDITECH since 1982.

Hoda Sayed-Friel has been the Vice President of Marketing since 2003, was a Senior Manager prior to that, and has been with MEDITECH since 1986.

Michelle O'Connor has been the Vice President of Product Development since 2007, was a Senior Manager prior to that, and has been with MEDITECH since 1988.

The address of all Officers and Directors is in care of Medical Information Technology, Inc., MEDITECH Circle, Westwood, MA 02090.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors oversees MEDITECH's business affairs and monitors the performance of management, but is not involved in the day-to-day operations. The Directors meet regularly with the CEO, the COO, the CFO, other officers and our independent registered public accounting firm; read reports and other materials; and participate in Board and committee meetings. The Board currently consists of 6 members. During 2009 the Board held 4 regularly scheduled quarterly meetings and all 6 members attended all 4 meetings. Messrs. Driscoll, Roberts, Ruderman and Valente are "independent" as defined by the rules of the NYSE and NASDAQ.

The Board of Directors has an Audit Committee, an Executive Compensation Committee and a Charitable Contribution Committee. During 2009 each committee member attended all committee meetings. The following is a description of the committees.

The Audit Committee consists of Messrs. Driscoll and Valente. Both members are former CPAs and audit committee financial experts within the meaning of applicable rules under the Securities Exchange Act of 1934, as amended. The committee met 6 times in 2009 to review accounting practices and advise MEDITECH's CFO. In addition, the committee met with MEDITECH's Independent Registered Public Accounting firm and reviewed MEDITECH's business operations, industry, financial performance, business and financial risks, processes and controls, key policies, legal and regulatory requirements, code of ethical conduct and new or unusual transactions. The Committee does not have a written charter. The Committee submits its annual report to the Board of Directors each April.

The Executive Compensation Committee consists of Messrs. Ruderman and Roberts. This committee met once in 2009 to recommend the Chairman and Chief Executive Officer's annual salary, the criteria and amount for his bonus. The full Board of Directors annually approves the salary and bonus amount for each of the officers.

The Charitable Contribution Committee consists of Messrs. Pappalardo, Polimeno and Messing. This committee meets at least 6 times a year to review the criteria for the year's charitable contribution program, meets and evaluates each organization under consideration and determines the amount to be contributed to each organization for the year. During December 2009 the committee contributed $715,000 to 43 cultural, educational and social service organizations within the greater Boston area.

The Board of Directors does not have a nominating committee. Instead, the full Board, because of its small size, carries out the duties of a nominating committee. The Board has not adopted written guidelines regarding nominees for Director.

During 2005 a Code of Ethical Conduct was created by management and adopted by the Board of Directors in an effort to outline the principles established at MEDITECH which help guide the actions of its staff, Officers and Directors. This Code sets forth ethical standards of conduct for all to follow and provides a framework for decision-making. This Code is intended to promote proper conduct at all levels of business in compliance with all applicable laws and regulations as well as to deter wrongdoing. These guiding principles propel MEDITECH forward towards future success in a continued tradition of "ingenuity delivered with integrity" in all of our business relationships. The Code of Ethical Conduct is available on MEDITECH's web site and any waiver for senior management will be disclosed there as well.

Item 11 - Executive Compensation

There are no employment contracts providing for continued compensation in effect for any Officer of MEDITECH. MEDITECH has no Stock Award programs, no Stock Option programs and no Non-equity Incentive plans. The compensation received by MEDITECH's Chief Executive Officer, Chief Financial Officer and the three most highly compensated other Officers for the past 3 years ended December 31 is summarized in the following table. The deferred columns represent, respectively, the annual increase in the individual's balance in the MEDITECH Profit Sharing Plan and the individual's share of MEDITECH's annual contribution to this Plan.

Name and Position	Year	Salary	Bonus	Deferred	Deferred	Total
A. Neil Pappalardo	2009	$360,000	$21,782	$0	$0	$381,782
Chairman and Chief	2008	360,000	24,159	0	0	384,159
Executive Officer	2007	360,000	699,562	0	0	1,059,562
Lawrence A. Polimeno	2009	$180,000	$421,782	$49,933	$4,133	$655,848
Vice Chairman and	2008	180,000	524,159	77,597	4,844	786,600
Prior President	2007	180,000	499,562	119,586	5,074	804,222
Howard Messing	2009	$264,000	$421,782	$49,933	$4,133	$739,848
President and Chief	2008	264,000	549,159	77,597	4,844	895,600
Operating Officer	2007	264,000	549,562	119,586	5,074	938,222
Barbara A. Manzolillo	2009	$228,000	$321,782	$49,933	$4,133	$603,848
Treasurer and Chief	2008	228,000	24,159	77,597	4,844	334,600
Financial Officer	2007	228,000	349,562	119,586	5,074	702,222
Stuart N. Lefthes	2009	$216,000	$321,782	$49,933	$4,133	$591,848
Vice President	2008	216,000	349,159	77,597	4,844	647,600
of Sales	2007	216,000	349,562	119,586	5,074	690,222

Annual Cash Bonus: MEDITECH pays a Staff Bonus to all staff members, including officers, in recognition of services rendered by them during each calendar year. The individual portion of the Staff Bonus payable to each recipient is determined by prorating the sum of the recipient's last five years of cash compensation (capped at $600,000). MEDITECH also pays an Officer Bonus solely to the officers, in recognition of services rendered by them during the calendar year. The individual portion of the Officer Bonus payable to each recipient is determined by the Board. Cash bonuses are paid to the designated recipient during the following January.

Profit Sharing Plan: MEDITECH maintains a qualified defined contribution plan for all of MEDITECH's staff known as the Medical Information Technology, Inc. Profit Sharing Plan. All of the staff who have completed one year of service participate in the Plan. The Board of Directors sets the annual contribution which is allocated in proportion to total compensation of all eligible members for the Plan year (capped at $100,000). No allocation is allowable under this Plan to owners of 10% or more of MEDITECH's common stock. Contributions by members are not permitted. Benefits under the Plan are considered deferred compensation and become fully vested after five years of continuous service with MEDITECH. Members who have at least 20 years of service or who have incurred financial hardship may make in service withdrawals. Lump sum cash payment is made upon retirement, death, disability or termination of employment.

Compensation of Directors: The members of the Board of Directors who are not Officers of MEDITECH currently receive a fee of $8,000 for each quarterly meeting fully attended, with such fee being deemed to also cover any special meetings, conference or committee time, and incidental expenses expended by such directors on behalf of MEDITECH during the year.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table provides information as of December 31, 2009 with respect to the shares of common stock beneficially owned by each person known by MEDITECH to own more than 5% of MEDITECH's outstanding common stock, each Director of MEDITECH, each Executive Officer named in the Compensation Table and by all Directors and Officers of MEDITECH as a group. The number of shares beneficially owned is determined according to rules of the Securities and Exchange Commission. Under such rules, a person's beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power.

Name of Shareholder, Director or Officer	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock
A. Neil Pappalardo*	13,809,389	38.55%
Morton E. Ruderman	4,532,704	12.65%
MEDITECH Profit Sharing Trust*	4,437,096	12.39%
Curtis W. Marble	3,500,000	9.77%
Barbara N. Grossman	1,801,350	5.03%
Lawrence A. Polimeno	1,042,000	2.91%
Edward B. Roberts	780,483	2.18%
Roland L. Driscoll	528,000	1.47%
Howard Messing	358,000	1.00%
Barbara A. Manzolillo	225,000	0.63%
L. P. Dan Valente	100,000	0.28%
Stuart N. Lefthes	98,000	0.27%
15 Directors and Officers as a Group*	21,818,026	60.91%

*The number of shares indicated for Mr. Pappalardo includes the shares owned by the MEDITECH Profit Sharing Trust. Mr. Pappalardo is the sole Trustee of the MEDITECH Profit Sharing Trust and therefore is entitled to vote its shares in addition to his own 9,372,293 shares. Likewise the number of shares indicated for the 15 Directors and Officers as a Group includes the shares owned by the MEDITECH Profit Sharing Trust.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To MEDITECH's knowledge, based solely on a review of the reports given to MEDITECH, all Section 16(a) filing requirements applicable to its executive officers, Directors and greater-than-10% shareholders were satisfied in 2009.

Item 13 - Certain Relationships and Related Transactions, and Director Independence

A. Neil Pappalardo, Chairman, Chief Executive Officer and Director, purchased for cash from MEDITECH 25,000 shares of common stock at $35 per share in March 2007 and 25,000 shares of common stock at $37 per share in February 2008. No shares were purchased from MEDITECH during 2009.

Howard Messing, President and Chief Operating Officer, purchased for cash from MEDITECH 15,000 shares of common stock at $35 per share in March 2007 and 15,000 shares of common stock at $37 per share in February 2008. No shares were purchased from MEDITECH during 2009.

Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk, purchased for cash from MEDITECH 5,000 shares of common stock at $35 per share in February 2007 and 5,000 shares of common stock at $37 per share in February 2008. No shares were purchased from MEDITECH during 2009.

Stuart N. Lefthes, Vice President of Sales, purchased for cash from MEDITECH 5,000 shares of common stock at $35 per share in February 2007 and 5,000 shares of common stock at $37 per share in February 2008. No shares were purchased from MEDITECH during 2009.

L. P. Dan Valente, a Director, purchased for cash from MEDITECH 15,000 shares of common stock at $37 per share in February 2009.

Item 14 - Principal Accountant Fees and Services

During 2009, Ernst & Young LLP's services included auditing MEDITECH's financial statements, reviewing unaudited quarterly financial information and discussing various accounting, tax, and regulatory matters. Fees paid for audit services rendered by Ernst & Young LLP for the three years ended December 31, 2009 are as follows:

	2007	2008	2009
Annual audit and quarterly reviews	$207,400	$305,000	$365,000
Audit related to Profit Sharing Trust	12,000	12,000	14,000
Tax or all other matters		10,000	50,000
	$219,400	$327,000	$429,000

It is the policy of the Audit Committee to pre-approve all audit and non-audit services to be provided to MEDITECH by MEDITECH's Independent Registered Public Accounting Firm and the above amounts were so approved.

PART IV

Item 15 - Exhibits

Exhibit 3.1: MEDITECH's Articles of Organization, as amended to date, is incorporated by reference to an exhibit to the quarterly report on Form 10-Q for the quarter ended March 31, 2007.

Exhibit 3.2: MEDITECH's By-laws, as amended to date, is incorporated by reference to an exhibit to the annual report on Form 10-K for the year ended December 31, 2001.

Exhibit 10: MEDITECH 2004 Stock Purchase Plan is incorporated by reference to the annual report on Form 10-K for the year ended December 31, 2003.

Exhibit 21: Subsidiaries of the Company, Exhibit 23: Consent of Independent Registered Public Accounting Firm, Exhibit 31: Rule 13a-14(a) Certifications and Exhibit 32: Section 1350 Certifications are appended to this report.

There were no reports filed on Form 8-K during the quarter ended December 31, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Information Technology, Inc.
(Registrant)

By: Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

January 29, 2010
(Date)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on January 29, 2010.

A. Neil Pappalardo, Chief Executive Officer, Chairman and Director
(Signature)

Lawrence A. Polimeno, Vice Chairman and Director
(Signature)

Roland L. Driscoll, Director
(Signature)

Edward B. Roberts, Director
(Signature)

Morton E. Ruderman, Director
(Signature)

L. P. Dan Valente, Director
(Signature)

Exhibit 21: Subsidiaries of the Company

Subsidiary of Medical Information Technology, Inc.

Patient Care Technologies, Inc. (a Massachusetts corporation)

Exhibit 23: Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the MEDITECH 2004 Stock Purchase Plan of our report dated January 29, 2010, with respect to the consolidated financial statements of Medical Information Technology, Inc. included in its Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Boston, Massachusetts
January 29, 2010

Exhibit 31: Rule 13a-14(a) Certifications

CERTIFICATION PURSUANT TO RULE 13A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barbara A. Manzolillo, Chief Financial Officer and Treasurer, certify that:

1. I have reviewed this annual report on Form 10-K of Medical Information Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

January 29, 2010
(Date)

Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

I, A. Neil Pappalardo, Chief Executive Officer and Chairman, certify that:

1. I have reviewed this annual report on Form 10-K of Medical Information Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

January 29, 2010
(Date)

A. Neil Pappalardo, Chief Executive Officer and Chairman
(Signature)

Exhibit 32: Section 1350 Certifications

I, Barbara A. Manzolillo, Chief Financial Officer and Treasurer, certify this annual report on Form 10-K of Medical Information Technology, Inc. (MEDITECH) for the period ended December 31, 2009, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of MEDITECH.

January 29, 2010
(Date)

Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

I, A. Neil Pappalardo, Chief Executive Officer and Chairman, certify this annual report on Form 10-K of Medical Information Technology, Inc. (MEDITECH) for the period ended December 31, 2009, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of MEDITECH.

January 29, 2010
(Date)

A. Neil Pappalardo, Chief Executive Officer and Chairman
(Signature)